SOUTHERN TIER REGION
RURAL BROADBAND COMPANY, INC.
2426 L'Enfant Square, SE
Suite 100
Washington, D.C. 20020
202-236-3427
www.urbroadband.com
tramos@urbroadband.com




October 19, 2018
VIA EDGAR upload &
courtesy email copy to:
Gregory Dundas, Attorney Advisor
United States Securities
and Exchange Commission




Re: Corrections and additions to Pre-Qualification
Reg. A Offering
Company name: Southern Tier Region
Rural Broadband Company, Inc.
SEC file no.: 024-10456




Dear Mr. Dundas:


This will summarize the changes made, contained in an amended offering circular, as well as a separate exhibits pack, on the above-captioned company:


1 . we have complied with the regulations, concerning signatures. To this end, although the regulations require that only a majority of the board sign the offering circular, in fact, all of the board members signed the document. Further, all of us have signed our names in original, and we maintain such in our archives, should you wish to inspect same;


2 . we have created an exhibits pack, which has been uploaded onto EDGAR, with the recent amended offering circular;








3 . On page two of the recent amended offering circular, I added the word 'not,' to indicate that the company is not yet qualified under Reg. A.;




4. I have removed all references to numbered offering circulars, showing the most recent one as simply, 'amended offering circular;'


5. I have removed all language which may imply that the current offering circular is a carry-over from previous offering circulars. The current offering circular, as you pointed out, must stand on its own. To that end, I have removed language which read 'incorporating by reference' previous offering circulars;


6. On page 4, I corrected, so that the document reads only that the asking price is $1.50;


7. I changed the face page, to show that the Reg. A offering has a validity of three years;


8. I re-wrote the summary information at pages 4 and 5, and the footnote, to say that each company operates on its own as a single unit, with no commingling of funds and maintenance of separate assets;


9. I, further, re-wrote the summary information at pages 4 and 5, and the footnote, to reflect that, for infrastructure builds in each company region, each company will bear its own expenses. For technology agnostic purchases, primarily for development and implementation of systems that will be utilized by all of the companies, each company will share in those expenses, equally. Readers may have a more detailed explanation at pages 4 and 5, and in the footnote.






                                                        Very respectfully,


                                                        By: Anthony Ramos
By my signature here in
 green I certify that
I signed this document
electronically as authorized by 15 U.S.C. 96


                                                        Anthony Ramos,
President and
                                                        Filer's Contact Person




cc/via email to:


Board Members: Southern Tier Region Rural Broadband Company, Inc.